Exhibit 99.2
RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

December 4, 2009

Boards of Directors
First Charter MHC
Charter Financial Corporation
CharterBank
1233 O.G. Skinner Drive
West Point, Georgia  31833

Members of the Boards of Directors:

Re:	Plan of Conversion and Stock Issuance
First Charter, MHC
Charter Financial Corporation
CharterBank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of First Charter MHC (the “MHC”), First Charter Financial Corporation (the “Company”) and CharterBank (the “Bank”), all based in West Point, Georgia.  The Plan provides for the conversion of the MHC into the capital stock form of organization.   Pursuant to the Plan, the MHC will be merged into the Company and the MHC will no longer exist.  As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Company now owned by the MHC and the new holding company will be Charter Financial Corporation

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1)  Eligible Account Holders; (2)  the Tax-Qualified Plans; (3)  Supplemental Eligible Account Holders; and (4) Other Members.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com